

November 3, 2023

Ron Knutson
Chief Financial Officer
Distribution Solutions Group, Inc.
8770 W. Bryn Mawr Avenue
Suite 900
Chicago, IL 60631

       Re: Distribution Solutions Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2022
           File No. 000-10546

Dear Ron Knutson:

      We have reviewed your filing and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Adjusted EBITDA, page 27

1.   We note you reconcile Adjusted EBITDA to operating income. Please tell us your consideration of Question 103.02 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures in determining operating income to be the most directly comparable GAAP financial measure.

2.   You present Adjusted EBITDA by reportable segment which is a non-GAAP measure. The inclusion of these non-GAAP measures requires a reconciliation to the most directly comparable GAAP measure. Please revise accordingly or tell us how your presentation complies with Item 10(e) of Regulation S-K. You may also find Question 104.03 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Measures helpful.

Supplemental Information - Lawson Non-GAAP Adjusted Operating Income and Non-GAAP
Adjusted EBITDA
Lawson Non-GAAP Adjusted Operating Income, page 28

3.   We note you present the operating results of Lawson on a GAAP and non-GAAP basis. It appears you present financial information that combines post-merger results and unadjusted pre-merger results. Please explain how your presentation of combined results without reflecting all relevant and significant pro forma adjustments required by Article 11 of Regulation S-X is appropriate or revise.

Lawson Segment, page 31

4.   Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. As examples, we note your disclosure that the increase in revenue was driven by price increases, increased quantity volumes and strengthening sales. The increase in selling, general and administrative expenses was driven by compensation expense, higher severance, and higher amortization expense, partially offset by lower costs related to the Mergers and stock-based compensation. In each case the disclosures do not quantify any of the factors. See Item 303 of Regulation S-K and SEC Release No. 34-48960.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Trade & Services

cc: Rick Pufpaf